Clifton Star does not exercise its Duparquet Option

Quebec City, QUEBEC – December 1st 2014. Clifton Star Resources Inc. (“Clifton Star” or the “Corporation”) (TSXV-CFO; Deutsche Boerse-C3T) announces that it will not make the $10 million option payment on December 1st, 2014, that would have enabled it to continue the Duparquet Option Agreements. This $10 million payment is part of a total of $52.2 million in option payments required to be made by Clifton by 2017 in order to allow Clifton to acquire the 90% interest in the Duparquet Project that it does not already own. All payments were necessary to acquire the additional 90% interest. Clifton Star retains a 10% interest in the companies that own the Duparquet Project.

The following reasons prevented Clifton Star from making the payment;

-Gold markets have steadily deteriorated throughout the year, thereby significantly reducing the value of gold projects and sharply reducing financing opportunities for junior gold exploration and development companies.  During the year, Clifton Star identified over 60 different parties with whom it had discussions and who could have potentially been strategic investors or financing partners, but no one came forward to supply the funds to allow the company to make the $10 million option payment. One of their main objections was that the amounts and timing of future option payments were unrealistically high, given fundamental shrinkages in the value of global gold projects.

-During the year, Clifton Star, in recognition of the changing values in the gold sector presented the Optionors with many offers to amend the option payment schedule but each one of its offers was rejected without any counter proposal. The last offer was rejected Saturday, November 29, 2014. It was unclear to the Corporation whether the Optionors rejected the offers because they disagreed with the valuation principles underlying the offers  or whether they were simply unable to react to our suggestions because of the lawsuit which some of the Optionors had launched against the others in respect to the ownership of the corporations holding the properties. Clifton Star had asked the Quebec Superior Court to suspend its obligations related to Option payments, since the litigation hindered financing efforts, but the Court rejected Clifton Star demands, as announced on November 24, 2014 (see press release).

-Clifton Star believes it is entitled to rely on a contract with Osisko and successors to provide $22.5 million in the event that Osisko dropped its option previously granted on the project. These funds would have enabled Clifton Star to make its option payment this year and next. Clifton Star initiated a lawsuit, and negotiations with the successors of Osisko are continuing.

-The original Option Agreement failed to contain a mechanism where the terms could be changed if a reversal in the gold market were to occur, as has happened. This proved to be a fundamental flaw, as evidenced by the discussions with potential investors in the project.

The Company has deployed all possible effort to secure financing without success and the optionors have rejected the latest revised agreement offer that could have enabled the Company to maintain the development of the project.  Accordingly, the Board of Directors and the management came to the conclusion that it had no other choice but to write-down the assets to its estimated recoverable amount. In its Quarterly Financial Statements for Q1, 2015 (See Sedar filing), Clifton Star recorded a $35,078,395 write-down relative to the Duparquet Project. As of September 30, 2014, Clifton Star had working capital of $1.5 Million, including cash of $1.0 million.

Michel Bouchard stated, “The results of the Prefeasibility Study released in the middle of last year indicated that the project had a pre-tax NPV of $222 million with a rate of return of 15% utilizing gold price of US$1300. We started to search a year before that for a strategic partner to share the financing of the project. The falling gold price and practically non-existent financing mining markets for junior developers forced us to try, at the same time, to negotiate amendments to the Option Agreement, to reflect existing conditions. Our industry is cyclical and the current negative gold environment is not going to last forever, but we could not realize a partnership with a strategic investor on the basis of current market and gold price conditions. Without some recognition of this by the Optionors, it was impossible for us to attract financial investors.``

During the past year, Management initiated a thorough review of all tax filings and identified possible credit claims that were filed for the fiscal years 2008 and 2009 tax filings. Amended tax filings were made, and discussions and meetings with tax authorities were held. Clifton Star expects positive results before year’s end.

Moving forward, the Company believes that it will ultimately succeed in resolving its lawsuit against Osisko and its successors. This should provide it with funds to acquire good projects in the gold sector which have arisen through the extreme financial distress which many participants are currently experiencing. Chairman Ross Glanville stated. ``Never in my 45 years of experience in the mining sector have I seen such a poor market, as reflected by so many mining companies who require funds and support, but find it virtually unavailable. With funds that I expect we will generate from our lawsuit over time, we will be well positioned to take advantage of many opportunities. Michel Bouchard and our team are mature senior executives, and know the sector and its opportunities well and are therefore poised to move forward effectively as we switch our focus from Duparquet``

Additional Information

All other information previously released on Duparquet is also available on Clifton Star’s website at www.cfo-star.com

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

@ cliftonstar1

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Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.